Exhibit 99.1

Maris-Tech Strengthens its U.S. Presence with a Strategic Appointment

Nir Ben Moshe was Appointed as North America Regional Operations Manager

Rehovot, Israel, Jan. 13, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced that it has appointed Nir Ben Moshe as the Company’s North America Regional Operations Manager. This strategic move demonstrates the Company’s commitment to expanding its footprint in the United States.

Mr. Ben Moshe, who serves as a member of the Company's advisory committee, will report directly to the Company's Chief Executive Officer and will lead marketing and sales initiatives across North America. Mr. Ben Moshe will oversee the North American marketing and sales team to meet the Company’s ambitious growth targets, liaise with the team and upper management and explore regional technology and manufacturing regulations to foster compliance and innovation.

Mr. Ben Moshe is a defense and security specialist and a former Director of Directorate of Security for the Defense Establishment (DSDE) at the Israeli Ministry of Defense. Mr. Ben Moshe is an accomplished senior executive who has managed large-scale, highly sensitive national security operations involving hundreds of personnel and significant budgets, devising strategies in a global environment. Mr. Ben Moshe holds a master’s degree in security and diplomacy from Tel Aviv University in Israel.

With a proven track record of success in aligning business goals with market opportunities, Mr. Ben Moshe’s leadership is expected to accelerate Maris-Tech’s growth trajectory in North America.

“This appointment indicates our dedication to delivering exceptional value to our North American partners,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Nir’s extensive experience and visionary leadership will play a pivotal role in driving our regional initiatives, strengthening relationships, and adapting to the unique market dynamics in the U.S. We are thrilled to have him on board.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS) and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing its commitment to expanding the Company’s footprint in the United States, its growth targets and regional initiatives, its dedication to delivering exceptional value to its North American partners while strengthening relationships and adapting to the unique market dynamics in the U.S., and its belief that Mr. Ben Moshe has the ability to lead such efforts and expectation that Mr. Ben Moshe’s leadership will accelerate Maris-Tech’s growth trajectory in North America. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; the Company’s ability to successfully develop new products and services; the Company’s success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; the Company’s ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and our other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com